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RICHARD GOLDBERG richard.goldberg@dechert.com +1 212 649 8740 Direct +1 212 698 0640 Fax

January 13, 2012

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:	Mara L. Ransom, Assistant Director of the
Division of Corporate Finance

Re:	Bluefly, Inc.
Registration Statement on Form S-3
(File No. 333-177951)

Dear Ms. Mara:

On behalf of Bluefly, Inc. (the “Company”), we respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated December 8, 2011 from Ms. Mara L. Ransom to Kara Jenny Chief Financial Officer of Company with respect to the Registration Statement on Form S-3 filed by the Company on November 14, 2011.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Comment 1.
Please confirm whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. Please note that shares being offered by a broker-dealer must identify the broker-dealer as an underwriter unless the shares were issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the seller is an underwriter and revise your disclosure accordingly.

Response 1. The Company confirms to the Staff that none of the selling stockholders are registered broker-dealers or affiliates of broker-dealers.

Comment 2.
Please provide the undertaking set forth at Item 512(a)(5)(ii) of Regulation S-K. Please note that this undertaking is applicable to offerings made outside the scope of Rule 415 under the Securities Act of 1933. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C under the Securities Act of 1933. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response 2. The Company has revised the section captioned "Undertakings" to include the undertaking pursuant to Item 512(a)(5)(ii) (See page II-2).

As you have requested and consistent with Commission Release 2004-89, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212)-649-8740. Thank you.

Best regards, /s/ Richard Goldberg Richard Goldberg

c.c. Kara Jenny